FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2005.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: September 28, 2005	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Bank Announces Redemption of Class A First Preferred Shares, Series J

September 28, 2005 - TORONTO - The Toronto-Dominion Bank (the "Bank") announced today that it will exercise its right to redeem all of its 16,383,935 outstanding Class A First Preferred Shares, Series J (the "Series J Shares") on October 31, 2005 at the price per share of C$25.80 (for an aggregate total of approximately C$423 million). The redemption price represents a C$0.80 premium to the C$25.00 per share face price.

The $0.31875 per share quarterly dividend declared on August 25, 2005 will be the final dividend on the Series J Shares and will be paid in the usual manner on October 31, 2005 to shareholders of record on October 11, 2005, as previously announced. After October 31, 2005, the Series J Shares will cease to be entitled to dividends and the holders of such shares will not be entitled to exercise any right in respect thereof except that of receiving the redemption amount.

The Bank recommends shareholders consult with their tax advisors to determine the appropriate treatment and impact of the redemption. A general summary of the tax implications will be available shortly on our website, www.td.com, under Investor Information / Shares and Debt Information.

Instructions with respect to receipt of the redemption amount will be set out in the Letter of Transmittal to be mailed to registered holders of the Series J Shares shortly. Inquiries should be directed to our Registrar and Transfer Agent, CIBC Mellon Trust Company, at 1-800-387-0825 (or in Toronto 416-643-5500). Further details and instructions will be posted shortly to our website, www.td.com/investor/equity.jsp.

About TD Bank Financial Group

Marking 150 years of service to Canadians in 2005, The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including the global operations of TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$368.4 billion in assets, as of July 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol “TD”.

For more information, please contact:
Peter Aust
Vice President, Capital Finance
TD Bank Financial Group
416-982-8056